# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 81726A100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-028474
Filed by CIK 0001832823

## Reporting persons
- 8VC Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 249,827; sole dispositive power 0; shared dispositive power 249,827; aggregate amount beneficially owned 249,827 (1% of the class)
  Comment: All shares are held of record by 8VC Fund I (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). 8VC GP I (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of 8VC Fund I. Lonsdale (as defined in Item 2(a) of the Original Schedule 13G) is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Fund I.
  
  The percentage in Row 11 is based on 26,004,366 shares of Common Stock (as defined in Item 2(d) of the Original Schedule 13G) outstanding as of March 18, 2025, as reported by the Issuer in its annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 20, 2025 (the "Form 10-K").
- 8VC Entrepreneurs Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,928; sole dispositive power 0; shared dispositive power 3,928; aggregate amount beneficially owned 3,928 (0% of the class)
  Comment: All shares are held of record by Entrepreneurs I (as defined in Item 2(a) of the Original Schedule 13G). 8VC GP I is the general partner of Entrepreneurs I. Lonsdale is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by Entrepreneurs I.
  
  The percentage in Row 11 is based on 26,004,366 shares of Common Stock outstanding as of March 18, 2025, as reported by the Issuer in the Form 10-K.
- 8VC GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 253,755; sole dispositive power 0; shared dispositive power 253,755; aggregate amount beneficially owned 253,755 (1% of the class)
  Comment: Consists of (i) 249,827 shares of Common Stock held by 8VC Fund I and (ii) 3,928 shares of Common Stock held by Entrepreneurs I. 8VC GP I is the general partner of each of 8VC Fund I and Entrepreneurs I. Lonsdale is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of 8VC Fund I and Entrepreneurs I.
  
  The percentage in Row 11 is based on 26,004,366 shares of Common Stock outstanding as of March 18, 2025, as reported by the Issuer in the Form 10-K.
- Joe Lonsdale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 253,755; shared voting power 0; sole dispositive power 253,755; shared dispositive power 0; aggregate amount beneficially owned 253,755 (1% of the class)
  Comment: Consists of (i) 249,827 shares of Common Stock held by 8VC Fund I and (ii) 3,928 shares of Common Stock held by Entrepreneurs I. 8VC GP I is the general partner of each of 8VC Fund I and Entrepreneurs I. Lonsdale is the sole managing member of 8VC GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of 8VC Fund I and Entrepreneurs I.
  
  The percentage in Row 11 is based on 26,004,366 shares of Common Stock outstanding as of March 18, 2025, as reported by the Issuer in the Form 10-K.

## Item 1. Issuer
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, CA, 94080

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2023 (the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meaning ascribed to them in the Original Schedule 13G.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person and the corresponding comments.*

*Each of the Reporting Persons disclaims beneficial ownership as to such shares, except to the extent or such Reporting Person's pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 8VC Fund I, L.P.: /s/ Joe Lonsdale, Joe Lonsdale, Managing Member of 8VC GP I, LLC, the general partner of 8VC Fund I, L.P. (05/07/2025)
- 8VC Entrepreneurs Fund I, L.P.: /s/ Joe Lonsdale, Joe Lonsdale, Managing Member of 8VC GP I, LLC, the general partner of 8VC Entrepreneurs Fund I, L.P. (05/07/2025)
- 8VC GP I, LLC: /s/ Joe Lonsdale, Joe Lonsdale, Managing Member (05/07/2025)
- Joe Lonsdale: /s/ Joe Lonsdale, Joe Lonsdale (05/07/2025)